1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 13, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

DISCLOSEABLE TRANSACTION

ACQUISITION OF 35.3% EQUITY INTEREST
IN NINGXIA ELECTRIC POWER

The Board is pleased to announce that (i) on 13 August 2012, the Company entered into the 23.42% Equity Transfer Agreement with BOCGI, pursuant to which the Company agreed to acquire and BOCGI agreed to sell its 23.42% equity interest in Ningxia Electric Power. The consideration is an equivalent amount in HK Dollars of RMB1,347,714,500 (calculated on the benchmark exchange rate for HK Dollars to RMB as announced by the People's Bank of China on the payment date of the consideration for the 23.42% equity transfer); and (ii) on 11 August 2012, the Company entered into the 11.88% Equity Transfer Agreement with China Zhongtou Trust, pursuant to which the Company agreed to acquire and China Zhongtou Trust agreed to sell its 11.88% equity interest in Ningxia Electric Power in consideration of RMB674,934,200 (approximately HK$825,809,600). Upon completion of the Proposed Acquisition, BOCGI and China Zhongtou Trust will no longer hold any equity interest in Ningxia Electric Power and the Company will become the largest shareholder of Ningxia Electric Power by holding 35.3% of its equity interest.

The Company proposes to obtain, through various means, the majority control of Ningxia Electric Power and if it proceeds with any further acquisitions, it will make disclosures according to the relevant requirements under the Hong Kong Listing Rules.

Since the applicable percentage ratios under Rule 14.07 of the Hong Kong Listing Rules in respect of the Proposed Acquisition exceed 5% but are below 25%, the Proposed Acquisition constitutes a discloseable transaction of the Company and is subject to reporting and announcement requirements but exempt from shareholders' approval under Chapter 14 of the Hong Kong Listing Rules.

1.	INTRODUCTION

The Board is pleased to announce that (i) on 13 August 2012, the Company entered into the 23.42% Equity Transfer Agreement with BOCGI, pursuant to which the Company agreed to acquire and BOCGI agreed to sell its 23.42% equity interest in Ningxia Electric Power. The consideration is an equivalent amount in HK Dollars of RMB1,347,714,500 (calculated on the benchmark exchange rate for HK Dollars to RMB as announced by the People's Bank of China on the payment date of the consideration for the 23.42% equity transfer); and (ii) on 11 August 2012, the Company entered into the 11.88% Equity Transfer Agreement with China Zhongtou Trust, pursuant to which the Company agreed to acquire and China Zhongtou Trust agreed to sell its 11.88% equity interest in Ningxia Electric Power in consideration of RMB674,934,200 (approximately HK$825,809,600). Upon completion of the Proposed Acquisition, BOCGI and China Zhongtou Trust will no longer hold any equity interest in Ningxia Electric Power and the Company will become the largest shareholder of Ningxia Electric Power by holding 35.3% of its equity interest.

The Company proposes to obtain, through various means, the majority control of Ningxia Electric Power and if it proceeds with any further acquisitions, it will make disclosures according to the relevant requirements under the Hong Kong Listing Rules.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, each of BOCGI, China Zhongtou Trust and their ultimate beneficial owners is a third party independent of the Company and the connected persons of the Company.

2.	ACQUISITION OF 35.3% EQUITY INTEREST IN NINGXIA ELECTRIC POWER

2.1	Principal Terms of the 23.42% Equity Transfer Agreement

Date:	13 August 2012

Parties:	BOCGI (as the seller);

The Company (as the purchaser)

Consideration and payment:

The consideration is an equivalent amount in HK Dollars of RMB1,347,714,500 (calculated on the benchmark exchange rate for HK Dollars to RMB as announced by the People's Bank of China on the payment date of the consideration for the 23.42% equity transfer), which is determined after arm's length negotiations between the parties with reference to the appraised net assets value of Ningxia Electric Power. Pursuant to the appraisal report issued by China Enterprise Appraisals Co., Ltd., the net assets value of Ningxia Electric Power as at the Valuation Date was RMB4,919,430,700 (approximately HK$6,019,124,800), which was calculated based on the cost method.

The Company shall pay the consideration in one lump sum in HK Dollars to the overseas bank account designated by BOCGI by written means within 20 business days upon obtaining the approval of the acquisition under the 23.42% Equity Transfer Agreement by the relevant regulatory authorities.

Rights and obligations:	The profits and losses incurred during the period from the Valuation Date to the completion date of such agreement shall be enjoyed or assumed by the Company.

BOCGI shall obtain the approvals from its board and controlling shareholder in relation to the acquisition of the 23.42% equity interest by the Company before 15 October 2012.

The Company shall obtain the approval(s) at its Board meeting and general meeting (if necessary) for the acquisition of the 23.42% equity interest before 15 October 2012.

Within five business days after the Company settles the payment in full, BOCGI shall deliver a notice to Ningxia Electric Power and the Company in relation to the removal of the existing director(s) appointed by BOCGI in Ningxia Electric Power.

Conditions precedent:	The 23.42% Equity Transfer Agreement shall become binding upon satisfaction of the following conditions, and become effective upon obtaining the approval(s) by the regulatory authorities:

(a)	BOCGI obtains the approvals by its board and controlling shareholder in relation to the acquisition of the 23.42% equity interest by the Company; and

(b)	The Company obtains the approval(s) at its Board meeting and the general meeting (if necessary) in relation to the acquisition of the 23.42% equity interest.

Termination in advance:	If any of the following incidents occurred prior to the completion date, BOCGI shall have the right to terminate such agreement:

(a)	if there is failure in receipt of the entire amount of the consideration for shareholder transfer or penal interest (if any) by BOCGI from the Company before 15 November 2012;

(b)	if there is any untruthfulness, inaccuracy or incompleteness of the Company's representations and warranties; or

(c)	if there is a breach of the agreement by the Company.

2.2	Principal Terms of the 11.88% Equity Transfer Agreement

Date:	11 August 2012

Parties:	China Zhongtou Trust (as the seller);

The Company (as the purchaser)

Consideration and payment

The consideration of RMB674,934,200 (approximately HK$825,809,600) was determined after arm's length negotiations between the parties with reference to the appraised net assets value of Ningxia Electric Power. Pursuant to the appraisal report issued by China Enterprise Appraisals Co., Ltd., the net assets value of Ningxia Electric Power as at the Valuation Date was RMB4,919,430,700 (equivalent to approximately HK$6,019,124,800), which was calculated based on the cost method.

The first payment of RMB539,947,360 (80% of the consideration for the equity transfer) shall be paid by the Company to the account designated by China Zhongtou Trust within five business days from the effective date of the 11.88% Equity Transfer Agreement; and the remaining 20% of the consideration shall be paid to China Zhongtou Trust within five business days from the completion date of the 11.88% equity transfer.

Rights and obligations	After settling the first payment, the Company will be entitled to the rights as a shareholder on a pro rata basis based on its 11.88% equity interest in Ningxia Electric Power.

The following day after the Company settles the first payment, China Zhongtou Trust shall deliver a notice to Ningxia Electric Power and the Company in relation to the removal of the existing director(s) appointed by China Zhongtou Trust in Ningxia Electric Power.

The profits and losses incurred during the period from the Valuation Date to the execution date of the agreement shall be enjoyed or assumed by the Company.

Conditions precedent	The 11.88% Equity Transfer Agreement shall become effective upon satisfaction of the following conditions:

(a)	the statements and undertakings by the parties under the agreement are true and effective and the parties obtain all of their respective internal approvals;

(b)	obtaining all approvals, authorizations and consents from relevant regulatory authorities as required for the equity transfer; and

(c)	obtaining consent to the equity transfer by the Other Shareholders of Ningxia Electric Power not to exercise their rights of first refusal;

(d)

obtaining the approval of the equity transfer by the beneficiaries under the trust scheme at a meeting to be held for such purpose. If China Zhongtou Trust fails to obtain approval for a complete transfer of the targeted equity interest, the parties will adjust the equity transfer or re-execute the agreement based on the actual amount of the equity interest which could be transferred.

3.	REASONS FOR AND BENEFITS OF THE PROPOSED ACQUISITION

Ningxia Electric Power is currently the largest enterprise in terms of assets scale under the administration of Ningxia Autonomous Region with relatively high-quality assets and good development prospects. The Proposed Acquisition represents a good opportunity to the Company in its structural adjustment and strategic transformation. The importance of the Proposed Acquisition is as follows:

1.

Developing coal-electricity-aluminum industry in Ningxia is in accordance with the State's policies relating to the directions of national industries and the local economic development policies of the Ningxia region. Such investment will assist the economic development of Ningxia Autonomous Region, contribute to its GDP growth and increase its employment rate, which in turn will relieve the poverty in the Liupanshan region;

2.

Ningxia region has low electricity tariff and is the next region in the Company's development of its coal-electricity-aluminum industry. The Liupanshan region where Ningxia Electric Power is located is a test point in the national government's regional poverty relief policy which provides an active and favourable investment environment in the development of integrated coal-electricity-aluminum energy-saving projects. The Proposed Acquisition will fulfil the strategic transformation and structural adjustment targets of the Company, accelerate the Company's industry allocations and improve its energy and resources self-sufficiency rate. In addition, Ningxia Electric Power has an organized and mature technical team, which will provide reliable human resources support in the development and construction of the Company's natural resources business.

The Directors are of the view that the Proposed Acquisition is entered into upon normal commercial terms which are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

4.	INFORMATION OF THE PARTIES

4.1	Information on Ningxia Electric Power

Ningxia Electric Power is a limited liability company established in the PRC on 26 June 2003. Ningxia Electric Power is an integrated power generation company with conventional coal-fire power generation and new energy generation, each with its own industry chain and supporting assets/facilities. It currently has two coal-fire power generation plants and two supporting coal mines, namely, Wangwa Mine I and Wangwa Mine II, which are both located in Pengyang County, Guyuan City, Ningxia Autonomous Region. The coal produced from its own coal mines is mainly supplied to its coal-fire generation plants for power generation. The new energy generation business of Ningxia Electric Power comprises mainly wind power and solar power, with its own wind/solar power manufacturing facilities. Prior to the Proposed Acquisition, the registered capital of Ningxia Electric Power is RMB3,573.14 million and its equity interest is held by six equity holders. Details of the shareholding are set out as below:

Equity
Name of equity holder	Percentage

Ningxia State-owned Investment and Operation Limited
Liability Company ()	25.26%
Huadian Power International Corporation Limited	23.66%
BOCGI	23.42%
China Zhongtou Trust	11.88%
Beijing Energy Investment (Holding) Co., Ltd.	7.96%
Ningxia Power Investment Corporation	7.82%

According to the audited accounts of Ningxia Electric Power for the years ended 31 December 2010 and 31 December 2011 prepared in accordance with the relevant accounting standards of the PRC, the net assets value of Ningxia Electric Power was RMB5,115,014,300 as at 31 December 2011 and its audited consolidated profits before tax and its net profits for the two financial years ended 31 December 2011 are set out in the table below:

	For the year	For the year
	ended 31 December	ended 31 December
	2011	2010

Profits before tax	RMB340,115,495.13	RMB411,306,178.36
Net profits	RMB286,153,997.89	RMB353,326,851.05

4.2	Information on the Company

The Company is a joint stock limited company established in the PRC; its shares are listed on the Stock Exchange and the Shanghai Stock Exchange, and its American Depositary Receipts are listed on the New York Stock Exchange.

The Group is principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; operation of coal and iron ore businesses as well as trading of other non-ferrous metal products. The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC.

4.3	Information on BOCGI and China Zhongtou Trust

BOCGI was established in Hong Kong and its principal business include direct investment and investment management business. Prior to the Proposed Acquisition, BOCGI held 23.42% of equity interest in Ningxia Electric Power.

China Zhongtou Trust is a limited liability company established in the PRC. It is mainly engaged in the business approved by the China Banking Regulatory Commission in accordance with relevant laws, administrative regulations and other provisions (the business scope is listed on the approval documents). Prior to the Proposed Acquisition, China Zhongtou Trust held 11.88% of equity interest in Ningxia Electric Power.

5.	HONG KONG LISTING RULES IMPLICATIONS

Since the applicable percentage ratios under Rule 14.07 of the Hong Kong Listing Rules in respect of the Proposed Acquisition exceed 5% but are below 25%, the Proposed Acquisition constitutes a discloseable transaction of the Company and is subject to reporting and announcement requirements but exempt from shareholders' approval under Chapter 14 of the Hong Kong Listing Rules.

6.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"11.88% Equity Transfer Agreement"

an equity transfer agreement entered into on 11 August 2012 by the Company and China Zhongtou Trust pursuant to which the Company agreed to purchase and China Zhongtou Trust agreed to sell its 11.88% equity interest in Ningxia Electric Power;

"23.42% Equity Transfer Agreement"

an equity transfer agreement entered into on 13 August 2012 by the Company and BOCGI pursuant to which the Company agreed to purchase and BOCGI agreed to sell its 23.42% equity interest in Ningxia Electric Power;

"Board "	the board of directors of the Company;

"BOCGI"	Bank of China Group Investment Limited (), a company incorporated in Hong Kong with limited liability, which held 23.42% equity interest in Ningxia Electric Power prior to the Proposed Acquisition;

"China Zhongtou Trust"	China Zhongtou Trust Co., Ltd. (), a company incorporated in the PRC with limited liability, which held 11.88% equity interest in Ningxia Electric Power prior to the Proposed Acquisition;

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company established in the PRC with limited liability, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"connected person(s)"	has the meaning ascribed to this term under the Hong Kong Listing Rules;

"Director(s)"	the director(s) of the Company;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"HK Dollars"	Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);

"Ningxia Electric Power"	Ningxia Electric Power Group Co., Ltd. (), a company incorporated in the PRC with limited liability;

"Other Shareholder(s) of Ningxia Electric Power"

the shareholders of Ningxia Electric Power immediately after completion of the Proposed Acquisition, including, apart from the Company, Ningxia State-owned Investment and Operation Limited Liability Company (), Huadian Power International Corporation Limited (), Beijing Energy Investment (Holding) Co., Ltd. (), and Ningxia Power Investment Corporation ();

"PRC"	the People's Republic of China excluding, for the purpose of this announcement only, Hong Kong, Macau Special Administrative Region and Taiwan;

"Proposed Acquisition"	transactions contemplated under 11.88% Equity Transfer Agreement and 23.42% Equity Transfer Agreement;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholder(s) "	the shareholder(s) of the Company;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and

"Valuation Date"	31 December 2011.

Unless otherwise specified in this announcement, translations of RMB into HK Dollars are made in this announcement for illustration only, at the rate of RMB0.8173 to HK$1.00. No representation is made that any amounts in Renminbi could have been or could be converted at that rate or at any other rates or at all.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
13 August 2012

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary